EXHIBIT 99.1

POET Technologies Wins Lightwave Award for Advanced AI Connectivity

Company’s optical engine technology recognized as ground-breaking by leading industry experts for the second year in a row

SAN JOSE, Calif., Feb. 12, 2026 (GLOBE NEWSWIRE) -- POET Technologies Inc. ("POET" or the "Company") (NASDAQ: POET), a leader in the design and implementation of highly-integrated optical engines and light sources for artificial intelligence networks, today announced it has earned an Elite Score and a category win in the Lightwave Innovation Reviews 13th annual awards.

A highly respected trade publication, Lightwave recognized POET Teralight™ for its achievements in advancing AI connectivity solutions at a time when the industry is seeking cost-effective commercial applications to meet the immense demand for more bandwidth and greater compute power. The Lightwave jury of industry experts rewarded Teralight with a score of 4.5, among the highest in the competition. A ground-breaking line of 1.6T transmit and receive optical engines, Teralight is noted for its elegant design, scalability and cost advantages.

“On behalf of the Lightwave Innovation Reviews, I would like to congratulate POET Technologies on achieving a well-deserved level honoree status. This competitive program enables Lightwave to showcase and applaud the most innovative products, projects, technologies and programs that significantly impact the industry,” said Lightwave Editor-in-Chief Sean Buckley.

The 2026 awards program had a record number of submissions and Lightwave said: "the judging process was fierce.”

“We are honored to receive recognition from one of the most reputable publications in our industry. Lightwave’s award is another indication that POET Teralight, and our other POET products, are the right solutions for the marketplace,” said Dr. Suresh Venkatesan, POET Executive Chairman & CEO.

It is the second time in less than a month that Teralight has won an industry competition. In January, it claimed the Product Innovation Award at the Infostone Awards in China. POET has now won eight prestigious awards for its photonics-based technology applications since June 2024.

Lightwave will present POET with the award during the 2026 Optical Fiber Communications (OFC) Conference on March 16 at the Los Angeles Convention Center. The Company will have a significant presence at the annual industry showcase, where it will exhibit its products at Booth 339.

About POET Technologies Inc.
POET Technologies is a design and development company offering high-speed optical engines, light source products, and custom optical modules for the artificial intelligence systems market and hyperscale data centers. Its patented POET Optical Interposer™ platform enables seamless chip-scale integration of photonic and electronic devices using advanced semiconductor manufacturing techniques. More information about POET is available on our website at www.poet-technologies.com.

Media Relations Contact: Adrian Brijbassi Adrian.brijbassi@poet.tech	Company Contact: Thomas R. Mika, EVP & CFO tm@poet.tech

About Lightwave+BTR
Bringing over 36 years of trusted technical insights to today's optical communications professionals. Through our integrated media portfolio, Lightwave delivers content focused on fiber optics and optoelectronics, the technologies that enable the growth, integration and improved performance of voice, data and video communications networks and services. Our experienced editorial team provides trusted technology, application and market insights to corporate executives, department heads, project managers, network engineers and technical managers at equipment suppliers, service providers and major end-user organizations. Our unique ability to inform our audience’s business-critical decisions is based in our 35+ year relationship with the entire optical community—technology vendors, communications carriers and major enterprises—and our recognition of the interplay among its members. Lightwave’s media portfolio includes the Lightwave Direct email newsletter and LightwaveOnline magazine.

Forward-Looking Statements
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Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, the introduction of new products, financing activities, future growth, recruitment of personnel, opening of offices, plans for and completion of projects by the Company’s consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its products to meet performance requirements, lack of sales in its products, once released, operational risks in the completion of the Company’s anticipated projects, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

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